## Contact

www.linkedin.com/in/alexa-fischer-hampton-6885416 (LinkedIn)

## Top Skills

Contract Negotiation
Legal Compliance
Operations Processes

# Alexa Fischer Hampton

Ops & Partnerships at SignalRank | Advisor at selfmade
San Diego, California, United States

## Experience

### SELFMADE

3 years 5 months

Operations Advisor
March 2020 - Present (3 years 5 months)

Co-Founder / COO
February 2021 - July 2022 (1 year 6 months)

### SignalRank

1 year 4 months

Head of Ops & Partnerships
September 2022 - July 2023 (11 months)

Operations Consultant
April 2022 - August 2022 (5 months)

### Correlation Ventures

9 years 7 months

Controller & Special Projects Lead
September 2014 - January 2021 (6 years 5 months)

Senior Associate
July 2011 - September 2014 (3 years 3 months)
Greater San Diego Area

### Harlingwood Equity Partners

Analyst
September 2010 - January 2011 (5 months)

Performed qualitative analysis of small cap public companies across various industry sectors and research related to potential M&A, buyout, private placement, and investment opportunities

### San Diego State University

Graduate Assistant to Dr. John Francis, Professor of Management
January 2010 - May 2010 (5 months)

Conducted database research on global public private partnerships and international sports business; edited academic articles for submission to peer reviewed journals

### Drew George & Partners
MBA Consultant
January 2010 - May 2010 (5 months)

Identified and scoped primary issues, drivers, opportunities, and client needs related to the sustainably-focused and entrepreneurial LEED EBOM industry

Created and compiled specific best-practice recommendations to advance the industry regionally

### Luce Forward
Legal Assistant
February 2006 - February 2008 (2 years 1 month)

Performed case management and analysis on dozens of complex business litigation matters

### Froman Law Firm
Legal Assistant
September 2004 - January 2006 (1 year 5 months)

Performed case management and analysis of complex immigration related issues

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## Education

### University of Michigan
BA, English · (2001 - 2004)

### San Diego State University
MBA, Entrepreneurship, Marketing · (2008 - 2010)